SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No        X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Date: June 23, 2003	By: /s/ Frederick W. Bradley, Jr. Frederick W. Bradley, Jr. Director

EXHIBIT INDEX

Title of Document

Sequentially
numbered
page

Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust Statement to Certificateholders dated June 16, 2003	..........................................................	4

Aircraft Lease Portfolio Securitization
96-1 Pass Through Trust

Statement To Certificateholders

DISTRIBUTIONS IN DOLLARS

CLASS	ORIGINAL FACE VALUE	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	REALIZED LOSSES	ACCREDITED INTEREST	CURRENT PRINCIPAL BALANCE

A	25,000,000.00	8,812,113.84	13,179.01	99,477.57	0.00	112,656.58	0.00	0.00	8,712,636.27
A	60,000,000.00	21,149,073.06	31,629.61	238,746.17	0.00	270,375.78	0.00	0.00	20,910,326.89
A	160,673,000.00	56,634,750.40	84,700.42	639,334.38	0.00	724,034.80	0.00	0.00	55,995,416.02
B	56,868,750.00	40,063,750.00	80,572.65	0.00	0.00	80,572.65	0.00	0.00	40,063,750.00
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
C	50,044,500.00	39,559,903.71	93,625.11	0.00	0.00	93,625.11	0.00	0.00	39,559,903.71
D	40,945,500.00	34,022,700.00	0.00	0.00	0.00	0.00	0.00	0.00	34,022,700.00
E-1	82,918,250.00	82,918,250.00	0.00	0.00	0.00	0.00	0.00	0.00	82,918,250.00
E-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

TOTALS	476,450,000.00	283,160,541.01	303,706.80	977,558.12	0.00	1,281,264.92	0.00	0.00	282,182,982.89

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE	PASS-THRU RATES

CLASS	CUSIP	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	CURRENT PRINCIPAL BALANCE	*CURRENT	NEXT

A	02109PAA8	352.484554	0.527160	3.979103	0.000000	4.506263	348.505451	2.182500%	2.057500%
A	U02029AA1	352.484551	0.527160	3.979103	0.000000	4.506263	348.505448	2.182500%	2.057500%
A	02109PAE0	352.484552	0.527160	3.979103	0.000000	4.506263	348.505449	2.182500%	2.057500%
B	0219PAF7	704.494999	1.416818	0.000000	0.000000	1.416818	704.494999	2.762500%	2.637500%
B	U02029AB9	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	2.762500%	2.637500%
C	02109PAG5	790.494534	1.870837	0.000000	0.000000	1.870837	790.494534	3.162500%	3.037500%
D	02109PAH3	830.926475	0.000000	0.000000	0.000000	0.000000	830.926475	13.750000%	13.750000%
E-1	AL9601108	1,000.000000	0.000000	0.000000	0.000000	0.000000	1,000.000000	10.000000%	10.000000%
E-2	AL9601109	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	10.000000%	10.000000%

SELLER:	N/A	ADMINISTRATOR:	Michele Voon
SERVICER:	Babcock & Brown Limited		Deutsche Bank
LEAD UNDERWRITER:	Lehman Brothers		4 Albany Street
RECORD DATE:	May 31, 2003		New York, NY 10006
DISTRIBUTION DATE:	June 16, 2003	FACTOR INFORMATION:	(800) 735-7777

*Current Libor has been updated to reflect correct rate.

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date                  16-Jun-03

1.   COLLATERAL SUMMARY:

           1.1. DUE PERIOD           01-May-2003 to 31-May-2003

           1.2. ADDITIONAL REPORTED ITEMS

Initial Appraised Value of all Aircraft	--------------------------------------	320,510,000.00

Aircraft Book Value	--------------------------------------	253,924,047.50

Rentals, Interest and Other Payments in Arrears	--------------------------------------	1,076,276.00

Is there an existing Event of Default?	--------------------------------------	YES *

Number of Registration Defaults	--------------------------------------	0.00

Has an Enforcement Notice been Issued?	--------------------------------------	NO

WFC Aircraft Sale Date	--------------------------------------	n/a

WFC Aircraft Payment Default Date	--------------------------------------	n/a

2. SUMMARY OF AVAILABLE FUNDS:

           2.1. COLLECTIONS
                  Interim deposits, withdrawals and transfers:

Rents, Interest, Deferred Debt & Other Lessee Payments	1,332,059.00

Swap Receipts	0.00

Collections applied to excess aircraft Maintenance Expenses	0.00

Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account	0.00

Transfer of Maintenance Reserve Receipts to Lessee Funded Account	0.00

Transfer of Security Deposit Receipts to Lessee Funded Account	0.00

Proceeds from sale or other disposition of any Aircraft, Engine or other asset	0.00

Remaining Aircraft Purchase Account funds after Aircraft Sale Date	0.00

	Sub Total:	1,332,059.00

                  Payment Date deposits and transfers:
                      Investment Earnings:

Collections Sub Account	22,369.12
Expense Account	0.00
Aircraft Purchase Account	0.00
Class D Note Interest Reserve Account	0.00
Contingency Reserve Account	1,000.00
Maintenance Reserve Account	0.00
Security Deposit Account	0.00

Total Investment earnings for all accounts		23,369.12

Investment Earnings retained within Maintenance Reserve Account	0.00
Investment Earnings retained within Security Deposit Reserve Account	0.00

		0.00

	Sub Total:	1,355,428.12

*The company had insufficient funds to pay all of the interest due to the holders of the Class D Notes. The arrears owed to Class D Noteholders for the Due Period are 2,443,467.98. See Item 1.2 “Interest Amounts-Unpaid Balance D Note” below for total overdue interest owed to holders to Class D Notes.

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date                  16-Jun-03

2. SUMMARY OF AVAILABLE FUNDS (cont.)

           2.1. COLLECTIONS (cont.)

After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers	0.00
After Enforcement Notice, Aircraft Purchase Acct. funds	0.00
Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC Aircraft Payment Default Date	0.00

	Sub Total:	1,355,428.12

           Other Miscellaneous amounts
                 For any aircraft which has undergone a total loss or for
                 which the lease has been sold, conveyed or transferred:

Available Maintenance Reserves Amount	0.00
Available Security Deposit Amount	0.00

Miscellaneous Other Proceeds	0.00

Available Collections transferred to the Transaction Account:		1,355,428.12

          Reserve Account transfers

Maintenance Reserve Amount withdrawals from the Collection Sub-Account	0.00
Liquidity Reserve Amount withdrawals from the Collection Sub-Account	0.00
Amounts withdrawn from the Class D Interest Reserve Sub-Account	0.00
Amounts withdrawn from the Contingency Reserve Sub-Account	0.00

Total Amounts transferred to the Transaction Account:		1,355,428.12

           2.2. PAYMENTS FROM TRANSACTION ACCOUNT

*	Required Expense Amount plus Additional Company Expenses, Fees and Taxes	74,163.20
	Amounts transferred to the Collection Account for Maintenance Reserve Amount	0.00
	Swap Payments due to Swap Provider	0.00
	Amounts transferred to the Collection Account for Liquidity Reserve Amount	0.00
	Amounts transferred to the Class D Note Interest Reserve Account	0.00
	Aggregate Swap Breakage Costs	0.00
	Current plus prior unpaid Annual Dividends	0.00
	Deposit to the Lessee Funded Account for funds previously transferred from the Lessee
	Funded Account according to Clause 7.07(a)(iv) of the Deed of Charge	0.00

			74,163.20

	Payments to Noteholders		1,281,264.92

	Total payments from the Transaction Account:		1,355,428.12

*	Monthly withdrawal from Collection Account for Carotene Account	35,000.00

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

CERTIFICATE PAYMENTS DETAIL REPORT

Distribution Date                  16-Jun-03

1. PAYMENT CALCULATIONS SUMMARY:

           1.1. INDICES
                      Current LIBOR Index Rate                                  1.3125%
                      Next LIBOR Index Rate                                      1.1875%

           1.2. INTEREST AMOUNTS

CLASS	ACCRUED AND UNPAID INTEREST AMOUNTS

	Note	Other (1)	Total

A Note	129,509.04	530,202.72	659,711.76

B Note	80,572.65	203,853.40	284,426.05

C Note	93,625.11	189,783.79	283,408.90

D Note	2,443,467.98	632,209.51	3,075,677.49

E Note	44,413,899.87	0.00	44,413,899.87

	47,161,074.65	1,556,049.42	48,717,124.07

CLASS	UNPAID BALANCE

	Note	Other (1)	Total

A Note	0.00	530,202.72	530,202.72

B Note	0.00	203,853.40	203,853.40

C Note	0.00	189,783.79	189,783.79

D Note	2,443,467.98	632,209.51	3,075,677.49

E Note	44,413,899.87	0.00	44,413,899.87

	46,857,367.85	1,556,049.42	48,413,417.27

Notes: (1) “Other” includes Step-up, Default and Additional Interest.

           1.3. PRINCIPAL AMOUNTS

Class	Target Balance	Target Amount	Additional Principal	Target Amount Shortfall

A Note	84,400,966.67	2,194,970.63	0.00	1,217,412.51

B Note	40,063,750.00	0.00	0.00	0.00

C Note	35,256,100.00	4,303,803.71	0.00	4,303,803.71

D Note	28,845,900.00	5,176,800.00	0.00	5,176,800.00

		11,675,574.34	0.00	10,698,016.22

           1.4. OTHER AMOUNTS

a) b) c)	Class D Note Unpaid Makewhole Premium Amount Class E Contingent Interest Amount Unpaid Annual Dividends Balance	0.00 0.00 1,500.00

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ADDITIONAL ITEMS REPORT

Distribution Date                  16-Jun-03

1. ACCOUNT ACTIVITY SUMMARY:

           Note: Amounts reflect activity which has occurred during the relevant Due Period, as well as transfers resulting from the current Payment Date.

Name	Prior Balance	Deposits	Withdrawals	Adjustments	Balance

COLLECTION ACCOUNT
Collections Sub-Account*	22,691,000.00	1,355,428.12	1,355,428.12	0.00	22,691,000.00
Expense Sub-Account	0.00	39,163.20	39,163.20	0.00	0.00
Aircraft Purchase Sub-Account	0.00	0.00	0.00	0.00	0.00
Class D Note Interest Reserve
Sub-Account	0.00	0.00	0.00	0.00	(0.00)
Contingency Reserve Sub-Account	1,400,000.00	1,000.00	1,000.00	0.00	1,400,000.00

TOTALS:	24,091,000.00	1,395,591.32	1,395,591.32	0.00	24,091,000.00

LESSEE FUNDED ACCOUNT
Segregated Maintenance Reserve Sub-Account	0.00	0.00	0.00	0.00	0.00
Segregated Security Deposit Sub-Account	0.00	0.00	0.00	0.00	0.00

TOTALS:	0.00	0.00	0.00	0.00	0.00

Amounts held in respect of the Liquidity Reserve Amounts within the Collection Account*	22,691,000.00

2. MISCELLANEOUS:

           2.1. AIRCRAFT DETAILS

Aircraft Lessee	Aircraft Serial Number	Avg. Appraised Value (1)	Date Appraised	Aircraft Book Value	Event Date	Event Description (2)	Sale/Insurance Proceeds

N/A	127	0.00	30-Jun-2002	0.00	08/02/1999	S	5,525,217.00
N/A	283	0.00	30-Jun-2002	0.00	12/20/2002	S	20,757,041.00
N/A	11287	0.00	30-Jun-2002	0.00	07/02/1999	S	12,646,518.00
N/A	22381	0.00	30-Jun-2002	0.00	07/24/1997	S	35,000,000.00
Asiana	23869	15,880,000.00	30-Jun-2002	18,760,480.00			--
Travel Service	23870	17,380,000.00	30-Jun-2002	19,219,985.00			--
Skynet Airlines	24519	19,160,000.00	30-Jun-2002	19,782,482.50			--
China Southern	24898	15,830,000.00	30-Jun-2002	17,247,282.50			--
N/A	24914	0.00	30-Jun-2002	0.00	10/01/2002	S	11,577,067.00
Air Canada	24952	43,170,000.00	30-Jun-2002	53,730,395.00			--
Air Canada	25000	44,590,000.00	30-Jun-2002	53,785,852.50			--
Air 2000	25054	29,680,000.00	30-Jun-2002	34,771,852.50			--
Meridiana	49785	13,960,000.00	30-Jun-2002	18,253,440.00			--
Allegian Air	49786	14,620,000.00	30-Jun-2002	18,372,277.50			--

		214,270,000.00		253,924,047.50			85,505,843.00

      Note:  (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
                  (2) Event Description Key: S= sold, L = loss and PDE = Premium Disposition Event.

                      2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

                            None